UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of March, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

20 March 2006

*Comparable net profit after tax up 16.6%

  NPAT up 10.5%

  up 16.6% on comparable basis

  Group ROI up to 28.6%

  Earnings per share growth up 15.4% to 39 cents

  Interim dividend up 20% to 19.5 cents

  Food and Liquor earnings up 8.8% (excluding net transformation costs)

  Growth in non-food brands up 16.1%

  Transformation progressing to plan

  AIFRS earnings guidance - $785 million

Coles Myer Ltd (CML) today announced record half-year earnings, with headline net profit after tax (NPAT) up 10.5% to $484.5 million for the 26 weeks ended 29 January 2006. Sales increased by 4.3% to $19.0 billion.

On a comparable basis, net profit after tax was up 16.6%*, taking account of the impact of capital management changes.

"This has been another very strong half for the Group in which we have more than doubled the profit and return on investment of four years ago," Coles Myer Chief Executive Officer John Fletcher said.

"Coles Myer's earnings for the first half of FY2006 were higher than for the whole of FY2003, indicating just how far the Group has come in a few short years.

"As we complete the final leg of our five-year turnaround strategy, we are on track to deliver the aspirational earnings goal we set four years ago - which is $785 million net profit after tax under the new AIFRS accounting standards.

"As we look beyond FY2006, our transformation program will be the bridge from our current turnaround strategy to our future growth strategy, equipping the organisation with modern stores, supported by the best information systems and a world class supply chain.

"The Group is well advanced in developing the next strategic framework which will be centred on leveraging our high volume and value franchises to enhance and expand our customer offer.

"The Board's decision to divest Myer reflects our new strategic intent, enabling us to direct greater financial and management focus to our core business and to simplify our operating model and lower costs.

"Thus, we are announcing today a simpler and flatter functional structure for our core supermarkets business which I will lead in recognition of the fact that this business accounts for the greatest proportion of the Group's earnings.

"The new structure will build capacity in the critical functions of supermarkets merchandise and marketing and will integrate leadership of transformational activities with day-to-day operations.

"The restructured supermarkets leadership team will report directly to me and will include two new positions - Managing Director Merchandise, Supermarkets and Managing Director Operations, Supermarkets.

"Peter Scott, currently Managing Director of Coles Myer Liquor Group, will become Managing Director Merchandise, Supermarkets; Peter Merritt, currently Managing Director of Strategy and Development for Food, Liquor and Fuel, will become Managing Director Operations, Supermarkets and Mick McMahon, Managing Director of Coles Express, will take on the additional responsibility of leading the Coles Myer Liquor Group. All three will report directly to me.

"Two Food, Liquor and Fuel executive positions will cease to exist in the new structure - Managing Director of the Food, Liquor and Fuel Group and Managing Director of Supermarkets

"Hani Zayadi will retire in August and will return to Canada after completing work on the new strategy and assisting me to transition to the new structure which he helped to develop.

"Gerry Masters has elected to leave the company rather than assume one of the leadership roles in the new structure. We are very grateful to Gerry for his outstanding contribution to Coles Myer's Food and Liquor business over the past 33 years," he said.

Growing shareholder value

Group net profit after tax for the half was $484.5 million, up 10.5%, with Earnings Per Share (EPS) growth up 15.4%. Group EBIT increased by 15.1% to $735.6 million.

The Food and Liquor business lifted earnings by 8.8%, excluding transformation costs, while the non-food businesses increased EBIT by 16.1% as Target and Myer delivered strong results, with earnings up 27.5% and 6.1% respectively.

Cost of doing business for the Group reduced by 3 basis points and gross margins expanded by 33 basis points, driven by improved sourcing and mix changes.

Group Return on Investment increased by 390 bps to 28.6%, up from 14.4% in HY2001. Operating cashflow of $871.3 million was generated, increasing by $368.5 million or 73.3%, driven by a strong improvement in working capital for the half.

Directors have declared a fully franked interim dividend of 19.5 cents per share, up 3.25 cents or 20.0% on last year's interim dividend.

As announced last week, the Board has agreed to sell the Myer business and Myer Melbourne property to Newbridge Capital Management and the Myer Family Company for $1.4 billion, conditional upon third party consents.

On completion within the next few months, this transaction will provide a net profit of around $700 million.

The Board will consider capital management initiatives in the light of the prospective sale, balancing the objectives of maintaining balance sheet flexibility, returning surplus funds to shareholders and growing the Group's businesses organically and through acquisition where appropriate.

Details regarding capital management initiatives will be announced after completion of the Myer sale transaction.

The dividend policy for the Group remains unchanged, with the expected payout ratio to be maintained at around 65% of full year earnings.

Delighting our customers

Our brands continue to focus on offering quality products at competitive prices in a network of conveniently located and easy-to-shop stores.

We have an ongoing program of expanding and renewing our store fleet, opening 69 new stores and refurbishing a further 107 over the past six months.

We continue to improve our range and value by increasing the proportion of goods we directly source for our general merchandise and apparel brands from 17% to 24%. Direct sourcing allows us to bring unique products to market in a cost effective manner and at value price points.

In supermarkets, returnable plastic crates are being introduced to significantly reduce the handling of produce between the farmer and stores, improving quality and availability.

Our unique loyalty program - the most comprehensive in Australian retailing - continues to drive growth. The program includes the Coles Myer Source Mastercard, Flybuys, Myer One and the Coles Express fuel discount offer.

A Flybuys offer allowing customers to redeem 1000 points for 10 cents per litre fuel discount vouchers was well received during the half. The popularity of our ongoing offer of an 8 cents per litre fuel discount to new Source Card holders also continued to build.

Being the best team

Our commitment to providing a safe working and shopping environment continued to gain traction during the half, with further reductions achieved in the number of workplace injuries and the cost of workers compensation insurance premiums.

A number of initiatives were also implemented to engender cultural change and diversity in the business.

Leadership development for women, mentoring and networking programs, and diversity and equal opportunity awareness have all been areas of focus - with the number of women in management increasing. New programs for women considering motherhood and pilot flexible work hours programs have commenced.

Our alliance with Disability Works Australia culminated in Coles Myer being awarded the National Corporations category of the Prime Minister's Employer of the Year Awards that recognise excellence in the employment of people with disabilities.

Over 7,000 line managers completed a one-day workshop to introduce them to our new values and behaviours program. Further work is underway to embed values and behaviours across the business.

Between August and February, more than 50,000 team members utilised the resources of the Coles Myer Institute to improve their business skills and further their careers.

To enhance our ability to source the best retail talent, we have partnered with highly respected recruitment agency, Talent 2, to provide an in-house recruitment service for management, specialist and executive positions across all Coles Myer brands and functions. The service will commence in April this year.

Trading Outlook

The Food and Liquor sales trend is expected to improve over time as the new customer initiatives in supermarkets gain traction. In non-food the environment is expected to remain very competitive.

Under AIFRS accounting, full-year earnings are expected to increase to $785 million before the sale of Myer and excluding the expected profit on sale (previous AGAAP earnings guidance of $769 million).

The finalisation of the Myer divestment is expected to occur within the next few months, with the impact on overall guidance expected to be minimal for FY2006.

Enquiries:

Media: Scott Whiffin +61 3 9829 5548

Analysts: John Di Tirro +61 3 9829 4521

Financials
RESULTS SUMMARY	2006 AIFRS	2005[2] AIFRS	2005 AGAAP	Change	Retail EBIT/Sales			Change
	26 weeks	26 weeks	26 weeks		2006 AIFRS	2005[2] AIFRS	2005 AGAAP
	$m	$m	$m		%	%	%
Sales	19,013	18,224	18,345	4.3%
Underlying Retail EBIT[a]	780.6	691.7	672.5	12.9%
Food and Liquor [a] - Excluding net transformation costs	397.3	365.3	351.7	8.8%	4.05	3.86	3.71	19 bps
Coles Express	20.3	13.7	20.1	48.2%	0.67	0.52	0.76	15 bps
Kmart	92.9	90.7	89.1	2.4%	4.25	4.07	4.06	18 bps
Officeworks	29.5	28.9	28.2	2.1%	4.96	5.04	4.91	(8) bps
Myer	67.9	64.0	60.7	6.1%	4.27	4.12	3.64	15 bps
Megamart	(16.1)	(19.0)	(18.5)	(15.3)%
Target	188.8	148.1	141.2	27.5%	10.88	8.89	8.64	199 bps
Property	23.5	33.5	9.9	(29.9)%
Corporate costs	(47.7)	(49.0)	(49.3)
Underlying EBIT[b]	756.4	676.2	633.1	11.9%
F&L Net transformation costs	(20.8)
Food and liquor restructure		(20.7)	(20.7)
Net supply chain implementation costs		(16.3)	(16.3)
EBIT	735.6	639.2	596.1	15.1%
Net borrowing costs	(49.5)	(24.1)	(18.4)
Net profit before tax	686.1	615.1	577.7	11.5%
Income tax expense	(201.6)	(176.6)	(173.9)
Net profit after tax	484.5	438.5	403.8	10.5%

Earnings per share (basic) (cents)	39.0	33.8	31.0	15.4%
Ordinary dividend per share (cents)	19.5	16.25	16.25	20.0%
Operating gross margin (%)
- CML Group incl Fuel	25.42	25.09	24.88	33 bps
- Food and Liquor	24.68	24.32	24.23	36 bps
- Non Food	35.66	33.67	33.24	199 bps
Cost of doing business / sales (%)
- CML Group incl Fuel	21.55	21.58	21.63	(3) bps
- Food and Liquor[c]	20.84	20.46	20.52	38 bps
- Non Food	29.78	28.59	28.40	119 bps
Return on investment (%) (mat)	28.6	24.7	22.8	390 bps
Operating cash flow	871.3	502.8	504.8	73.3%
Free cashflow	276.0	143.5	145.5	92.3%
Net debt (cash) / Net debt (cash) & equity (%)	14.3	14.2	(3.2)
Fixed charges cover (times) (mat)	2.3	2.3	2.4

a.	Excludes Food and Liquor net transformation costs $20.8m TY 2006; Food and Liquor restructure costs LY 2005 $20.7m
b.	Excludes Food and Liquor net transformation costs $20.8m TY 2006; Food and Liquor restructure costs LY 2005 $20.7m and Net supply chain implementation costs LY 2005 $16.3m
c.	Excludes Food and Liquor restructure costs LY 2005 $20.7m

RETAIL OPERATIONS

Food and Liquor
	2006 - AIFRS	2005 - AIFRS[2]	2005 - AGAAP	Change
Sales ($m)	9,807.2	9,452.5	9,490.4	3.8%
Comparative store sales growth				1.5%
Retail EBIT ($m)[3] - excluding net transformation costs ($20.8m)	397.3	365.3	351.7	8.8%
Retail margin (%)	4.05	3.86	3.71	19 bps
Net assets employed (NAE) ($m)	2,244	2,206	2,268
ROI (mat) (%)	37.7	33.4	32.3	430 bps

  Food and Liquor retail EBIT up 8.8% (excluding net transformation costs)

  ROI increased by 430 bps to 37.7%

  Customer initiatives implemented during the half

  Investment in transformation and new store growth

Food and Liquor reported an 8.8% increase in retail EBIT for the half, excluding transformation costs, with margin expansion of 19 basis points, in a highly competitive market.

The business delivered a strong ROI of 37.7%, up 430 bps.

Food and Liquor's cost of doing business was flat pre-transformation costs for the half, given the lack of sales leverage and the impact of higher CODB in hotels. The gross margin expanded by 36 basis points, driven by changes in the mix of merchandise sales.

Group Managing Director Food, Liquor and Fuel, Hani Zayadi, said the business had achieved a good profit outcome while making significant investment in the future, both in-store and at a head office level, despite a disappointing sales trend during the half.

The investment in transformation will continue during the balance of FY2006 and FY2007, with net transformation costs of $34 million this year.

Supermarkets

A number of strategic initiatives to improve the customer offer and experience were progressed during the half:

  the roll out of new fresh produce crates began and they are now being introduced at the rate of 60 stores per month. The crates significantly reduce the handling of fresh produce between the farmer and the customer, enhancing quality and presentation;

  establishment of the new housebrand offer, with 400-plus lines now in store and around 1000 more planned for introduction during the financial year; and,

  implementation of roll cages, facilitating the efficient re-stocking of shelves, now almost complete.

Additionally, as announced at second quarter sales, the supermarkets team has undertaken a number of key initiatives to improve focus on customer service and to reinforce customer perceptions of the great value offered at both Coles and Bi-Lo. While initial feedback from customers has been encouraging, this will take some time to be reflected in the sales trend.

The network was expanded by the opening of a further 20 new stores and 24 refurbishments were completed. A further seven new stores plus three replacements stores and 31 refurbishments are planned for the remainder of FY2006.

The focus going forward will be on continuously improving our customer experience while building a better business for the future through transformational initiatives.

The new supermarkets operating model brings together under one Managing Director leadership of both day-to-day operational issues within supermarkets and implementation of transformation projects. Similarly, the new position of Managing Director Merchandise will assume accountability for the integration of the new housebrand strategy as well as day-to-day category management.

In recognition of the need to enhance our dialogue with customers, the Group General Manager of Customer Strategy, Tom Lemke, will assume functional responsibility for Supermarkets Marketing.

Liquor

The liquor business continued to progress against strategy during the half.

Managing Director Coles Myer Liquor Group, Peter Scott, said customer acceptance of the new look Liquorland had been very pleasing and the business was starting to see consequential increases in comparative sales growth as refurbishments were progressed.

A total of 30 Liquorland stores now reflected the true convenience proposition designed for customers who want to 'grab and go'. An additional 25 stores would be refurbished in the remainder of FY2006.

The 1st Choice Liquor Superstore brand rollout continued, with a further five stores opening during the half, bringing the total to seven. The brand expects to rollout a further 10 stores for the remainder of FY2006, bring the total network to 17 by financial year end.

"The acquisition of the Hedley group further strengthens our liquor business and we expect it to deliver Coles Myer market leadership in superstore liquor retailing in the fast-growing Queensland market. The acquisition will accelerate the 1st Choice rollout in Queensland," Mr Scott said.

"The acquisition of Hedley has provided Coles Myer with quality assets in key locations and will take the number of sites available nationally for 1st Choice development to 72, subject to licensing approval. The Hedley acquisition is expected to be finalised at the end of May 2006.

"1st Choice offers the best range of liquor at the lowest prices guaranteed and offers an entertaining shopping experience unique to liquor retailing in Australia. Customer feedback regarding 1st Choice has been extremely positive," he said.

As the business continued to realign its portfolio to reflect its strategy and grow its large format presence, the network was reduced by 26 stores during the half.

Two additional hotels were also acquired during the half.

Coles Express
	2006 - AIFRS	2005 - AIFRS[2]	2005 - AGAAP	Change
Sales ($m)	3,031.8	2,614.2	2,647.5	16.0%
Comparative store sales growth				15.3%
Retail EBIT ($m)	20.3	13.7	20.1	48.2%
NAE ($m)	147	147	164
ROI (mat) (%)	23.0	17.2	23.3	580 bps

Coles Express reported retail EBIT of $20.3 million, up 48.2% on the prior half. This was an outstanding result achieved in a highly competitive sector and despite record oil prices. ROI was 23.0%, up 580 bps.

The result was driven by a strong performance in both fuel and convenience for the half, particularly over the course of the critical Christmas/summer trading period.

Managing Director Mick McMahon said: "The highly seasonal convenience stores segment of the business performed very well for the half, with the increased focus on customer service, in-store execution and supply chain improvements, delivering a strong result.

"In addition, Coles Express fuel customers benefited from competitive prices and a range of innovative fuel offers, including the 4cpl discount offer, a number of '20cpl' discount promotions and the Fly Buys 'Fill up for less' campaign.

"The strength of the Shell alliance was demonstrated through our ability to manage the impact of oil price volatility, while continuing to deliver competitive fuel prices to customers. In addition, we successfully launched Optimax Extreme during the half and opened nine new stores," he said.

The business remains on track to open 12-15 new stores for the year.

GENERAL MERCHANDISE & APPAREL

The non-food businesses delivered another strong result, with retail EBIT increasing by 16.1%. Return on Investment improved by 370 basis points to 26.5% for the half.

Gross operating margins continued to expand as a result of continued focus on improving quality of sales and reducing product cost via better sourcing arrangements.

The non-food brands continue to explore new and exciting sources of merchandise, with approximately 24% (increasing from 17% in full year FY2005) of merchandise now sourced directly through offices located in both Hong Kong and Shanghai. With 227 team members, Coles Myer Asia works on designing, sourcing and procuring quality merchandise for all the non-food brands.

Kmart

	2006 - AIFRS	2005 - AIFRS[2]	2005 - AGAAP	Change
Sales ($m)	2,186.0	2,228.2	2,192.8	(1.9)%
Comparative store sales growth				(5.0)%
Retail EBIT ($m)	92.9	90.7	89.1	2.4%
Retail margin (%)	4.25	4.07	4.06	18 bps
NAE ($m)	503	584	613
ROI (mat) (%)	14.7	14.9	14.3	(20)bps

Kmart reported a 2.4% increase in retail EBIT to $92.9 million, with 18 bps improvement in EBIT margin for the half.

Kmart's ongoing adjustments to product range and quality, store execution, inventory management and its promotional program resulted in improved product margin and quality of sales across all apparel and most general merchandise categories during the half. Importantly, Kmart's sales trend mid-way through the third quarter has improved on the trend from the previous quarter.

Best performing categories for general merchandise this half were consumables and seasonal, sport and fitness, photographics and home décor. For apparel, Kmart achieved good performances from women's outerwear and Girl Xpress, footwear and accessories, men's fashion and activewear and children's underwear and sleepwear.

Kmart Managing Director Larry Davis said: "Our product margins improved over the half, and the sales trend for the current quarter is encouraging. The improved product margin results from our continued investment in the brand, with better store presentation, ambience and execution and a stronger focus on customer service with special emphasis on checkouts and layby. Ongoing training and development of the buying team remains a key priority in ensuring Kmart delivers wanted, quality merchandise at the best value price to customers.

"Inventory remained below last year even with six new stores, and we saw a major improvement in stock flow over the crucial Christmas and Stocktake period compared to the previous year. Flowing inventory faster through the supply chain remains a key priority for our business.

"Going forward, our key priorities remain the same. They include developing a more balanced and strategic promotional program, with a reduction on the reliance on store-wide and category-wide events, and achieving lower overall cost of product via better sourcing of new, wanted merchandise for customers. We will also maintain our intense focus on inventory flow and investment in the store portfolio," Mr Davis said.

Kmart opened six new stores for the half and closed one Garden Supercentre. Kmart also announced the acquisition of 90 new sites from Shell through its Kmart Tyre and Auto Service business.

Kmart will open one new store in the second half and will also convert the former Shell autoserv outlets to Kmart Tyre and Auto, bringing the KTAS fleet up to 290 sites.

Myer

	2006 - AIFRS	2005 - AIFRS[2]	2005 - AGAAP	Change
Sales ($m)	1,591.9	1,555.1	1,667.0	2.4%
Comparative store sales growth				2.8%
Retail EBIT ($m)	67.9	64.0	60.7	6.1%
Retail margin (%)	4.27	4.12	3.64	15 bps
NAE ($m)	427	460	573
ROI (mat) (%)	10.1	15.6	12.1	(550) bps

Myer reported a 6.1% increase in retail EBIT to $67.9 million for the half, with retail margins improving by 15 bps to 4.27%. Under A-GAAP reporting Myer's EBIT growth for the half was 10.0%.

Managing Director, Dawn Robertson, said Myer continued to deliver on its strategy by profitably growing sales, regaining market share and delivering further improvements across all stores.

"This is a significant result for Myer and comes at the end of the third year of our five-year turnaround strategy, signifying that we are achieving great progress and positioning Myer for long-term success," Ms Robertson said.

"Myer continued to deliver improvements across the business with new brands and initiatives such as Joh Bailey, Kit, Becca, Breville Home and Jane Lamerton. Myer Brisbane was relaunched in September following a complete renovation and the basement in Melbourne has achieved early success. Myer Carlingford will close at the end of March and will be re-badged as a Target.

"MYER One continued to grow in popularity during the half, achieving 900,000 members. More than 650,000 members used their MYER One card over the Christmas and Stocktake trading periods, with an average spend in excess of $500 per customer.

"Customer response to new Winter season merchandise has been strong and with clean inventory going into the second half, and we remain confident that the business will continue to grow sales and earnings in the second half of FY2006," Ms Robertson said.

Target

	2006 - AIFRS	2005 - AIFRS[2]	2005 - AGAAP	Change
Sales ($m)	1,735.4	1,666.2	1,634.4	4.2%
Comparative store sales growth				1.0%
Retail EBIT ($m)	188.8	148.1	141.2	27.5%
Retail margin (%)	10.88	8.89	8.64	199 bps
NAE ($m)	381	405	449
ROI (mat) (%)	64.7	48.4	44.2	1630 bps

Target reported a 27.5% increase in retail EBIT to $188.8 million for the half as retail margins improved by 199 bps to 10.88%.

Target Managing Director, Launa Inman, said the brand had delivered a record interim profit by adhering to its strategy of on-trend, affordable and high quality ranges, coupled with the ongoing development of the Target brand.

"Target continued its strong focus on faster access to new, unique and highly differentiated affordable merchandise, combined with strong in-store execution. This has been supported by increasing the level of direct sourcing which delivered greater cost efficiencies and speed to market," Ms Inman said

"Target enjoyed strong sales growth in apparel, with the brand continuing to be a key destination for children's and womenswear, with a growing and important footwear business. However, the brand experienced softer sales in some hard goods categories which customers deemed more discretionary. There is no doubt that this is a challenging marketplace in which competition continues to intensify.

"The key focus for the business will be to further grow the brand through accelerating our investment in stores and adhering to our strategy. The brand continually explores new and exciting merchandise opportunities to offer customers," she said.

During the half, Target opened six new stores. Target is accelerating its new store program in areas where the brand remains under-represented, with eight new stores planned in the next 12 months. It is also expanding the store footprint in key growth areas, for both Target and Target Country brands, with seven expansions planned in the next year.

Officeworks

	2006 - AIFRS	2005 - AIFRS[2]	2005 - AGAAP	Change
Sales ($m)	594.3	573.2	574.6	3.7%
Comparative store sales growth				4.9%
Retail EBIT ($m)	29.5	28.9	28.2	2.1%
Retail margin (%)	4.96	5.04	4.91	(8) bps
NAE ($m)	176	183	192
ROI (mat) (%)	42.9	31.1	29.9	1180 bps

The Officeworks reported Retail EBIT was up 2.1% to $29.5 million on a margin decline of 8 bps impacted by the Harris Technology restructure.

Officeworks Managing Director, Joe Barberis, said that excluding Harris Technology the results were pleasing as the business continued to strengthen its position as the leading supplier for quality office and technology products for home offices, students and small to medium size businesses.

"The restructure of the Harris Technology business early in the first half impacted both sales and EBIT results. The restructure is progressing in line with expectations, with the business now focusing on improving product selection and availability on a lower cost base," Mr Barberis said.

"Officeworks' strong promotional calendar and merchandise offer was well received by customers during the year, with highlights being the successful 'Birthday Sale' and 'Back to School' events.

"Our Technology division (including Business Machines and Consumables) has experienced strong sales growth in a technology market that continues to reach lower price points. Lower percentage margins in technology impacted margin levels overall during the half."

Four new Officeworks stores were opened during the half, increasing the network to 91 Officeworks stores and eight Harris Technology Business centres. Officeworks remains on track to open a further 4 - 5 new stores for the year.

Megamart
	2006 - AIFRS	2005 - AIFRS[2]	2005 - AGAAP	Change
Sales ($m)	66.2	134.9	138.2	(50.9)%
Retail EBIT ($m)	(16.1)	(19.0)	(18.5)	(15.3)%

Six of the nine Megamart stores were divested during the half. The remaining three stores were closed, with the results reflecting the trading loss recorded by the business.

Business transformation

Mr Fletcher said that business transformation was on track and already delivering significant benefits to the Group.

Since 2003, Groupwide infrastructure had been put in place to enable individual businesses to leverage the scale of CML. Centralised recruitment, development and performance management systems had enabled the fostering of a more integrated Group culture, with one leadership team committed to a shared vision and strategy.

"The implementation of a Groupwide safety program has significantly reduced the number of workplace injuries and thus the cost to the business of both time lost through injuries and workers compensation premiums," Mr Fletcher said.

"The now centralised Information Technology function is well advanced in replacing numerous outdated, duplicative and complex systems with an integrated, simplified and modern technology platform.

"The formation of a centralised Strategic Procurement function has also delivered significant savings by removing duplication and leveraging the opportunity to purchase common services for the business as a whole.

"In our non-food businesses, direct sourcing through Coles Myer Asia has reduced the cost of products for both customers and the company, as well as enhancing the quality of merchandise and speed to market.

"The introduction of a single container tracking and processing tool, I-trade, gives our non-food businesses visibility of stock from overseas freight forwarders to our distribution centres and links our Supply Chain management directly to Australian Customs.

"In the Food and Liquor business, we are implementing new merchandising and forecasting systems, a new store replenishment system and improved discounting systems and electronic trading with suppliers.

"Development of our new Distribution Centre network is also underway, to include up to 11 new purpose-built facilities in are modelled and streamlined network of food and liquor DCs. These will be supported by a range of new technology and systems, improving overall efficiency

"We have also successfully implemented the first stage of our new Transport Management System which underpins our Factory Gate Pricing strategy, allowing us to maximise the flow of goods into our DCs.

"Meanwhile, the introduction to stores of roll cages, returnable plastic crates and shelf-friendly packaging is already producing customer benefits by simplifying the way we transport goods from suppliers onto shelves."

Mr Fletcher said that over the past three years some transformation timeframes had moved forward while others had been put back to suit the needs of the business and enhance shareholder outcomes.

Therefore, while the source of benefits achieved to date was different to that originally envisaged, the Group would achieve transformation savings totalling $425 million annually in FY08. Net benefits will continue to increase beyond that point.

"All these programs are significant, require time to design and implement, and are deliberately focused on positioning us for long-term growth by delivering better customer outcomes and reducing costs through improved efficiency.

"Our transformation initiatives are on track and achievable.

"We have established strong foundations, have a highly skilled team, invested in change leadership and implemented strong governance principles across the transformation program," Mr Fletcher said.

Interest and Tax

Net borrowing costs increased by $25.4 million to $49.5 million, reflecting higher net debt levels following the capital management program implemented in FY2005.

Income tax expense of $201.6 million represents an effective tax rate of 29.4%.

BALANCE SHEET
$m	2006 AIFRS	2005 AIFRS[2]	2005 AGAAP-
Inventory	3,414.8	3,352.5	3,308.7
Trade creditors	(2,235.4)	(2,096.7)	(2,096.7)
Net investment in inventory	1,179.4	1,255.8	1,212.0
Other current net liabilities	(1,236.5)	(1,034.4)	(1,098.0)
Working capital	(57.1)	221.4	114.0
Intangible assets	825.1	681.4	569.9
Property, plant & equipment	3,663.8	3,184.6	3,458.8
Other net assets/(liabilities)	(298.4)	(265.9)	(121.2)
Funds Employed	4,133.4	3,821.5	4,021.5
Net tax balances	249.2	153.4	236.4
Net assets employed	4,382.6	3,974.9	4,257.9
Net (debt)/cash	(627.0)	(563.6)	136.4
Shareholders' equity	3,755.6	3,411.3	4,394.3

CML's balance sheet remains strong with the Group net debt / net debt to equity position at 14.3%. The strength of the balance sheet and cashflow position allow for the continued investment in the network to drive future growth, both organically and via acquisition.

Return on Investment increased strongly from 24.7% to 28.6%, an improvement of 390 basis points on the prior comparable period. This reflects a more than doubling of ROI over the four and half years of the current strategy.

Inventory levels rose by $62.3 million or 1.9% on a sales increase of 4.3%, including new stores and acquisitions. Our net inventory investment has declined by $76.4 million, reflecting higher trade creditor levels against last year. Stock turns across the Group improved on the prior half year and inventory quality remained high across all businesses. Increasing levels of direct sourcing and a new international inventory system have increased the level of inventory entering our supply chain, offsetting some of the stock turn improvements in our non-food brands.

Total capital expenditure was $551 million (FY2005: $370 million), representing an increase of $181 million on the prior half year. The increase was driven by the investment in our store network expansion and transformation program. Investment in stores and future growth opportunities remain a key priority for the Group in the remainder of FY2006 and beyond. Net capital expenditure investment is expected to be $1.1 billion in FY2006, pre the Hedley acquisition, as we continue to invest in each of our businesses to transform and drive future growth.

Cash flow

$m	2006 AIFRS	2005 AIFRS[2]	2005 AGAAP-
Operating cash flow	871.3	502.8	504.8
Capex	(578.2)	(374.9)	(374.9)
Other	(17.1)	15.6	16.1
Free cash flow	276.0	143.5	145.5
Dividends paid	(210.0)	(205.4)	(207.4)
Other movements in equity	78.7	89.8	89.8
Net cash flow	144.9	27.9	27.9

EBITDA growth for the half was 12.2% with operating cashflow increasing by 73.3%. The strong operating cashflow position reflects minimal growth in stock levels and a higher creditors position relative to the prior comparable period last year.

Coles Myer Ltd.

Appendix 4D

Half Year Report

for the 26 weeks ended 29 January 2006

(previous corresponding period: 26 weeks ended 23 January 2005)

This Half Year Report is provided to the Australian Stock Exchange under ASX Listing Rule 4.2A. The information set out in this Half Year Report should be read in conjunction with the annual report for the year ended 31 July 2005.
Results for Announcement to the Market
				$m
Revenue	up	4.3%	to	19,143.6
Profit after tax attributable to members	up	10.5%	to	484.5
Net profit for the period attributable to members	up	10.5%	to	484.5

Dividends	Amount per security		Franked amount per security at 30% tax
Interim dividend 2006 2005	19.5 cents 16.25 cents		19.5 cents 16.25 cents
Record date for determining entitlements to the dividend	21 April 2006
Consolidated Income Statement For the 26 weeks ended 29 January 2006
	January 2006 $m	January 2005 $m

Sales	19,012.7	18,224.2
Cost of goods sold	(14,216.7)	(13,668.6)
Gross profit	4,796.0	4,555.6
Other income	119.5	120.7
Interest income	11.4	14.6
Borrowing costs	(60.9)	(38.7)
Advertising expenses	(226.0)	(218.2)
Selling and occupancy expenses	(3,299.4)	(3,152.5)
Administrative expenses	(654.5)	(666.4)
Profit before income tax expense	686.1	615.1
Income tax expense	(201.6)	(176.6)
Net profit	484.5	438.5

Earnings per share
Basic earnings per share	39.0 cents	33.8 cents
Diluted earnings per share	38.7 cents	33.5 cents

Consolidated Balance Sheet As at 29 January 2006
	January 2006 $m	July 2005 $m	January 2005 $m

Current assets
Cash	578.2	440.9	876.7
Receivables	551.7	536.1	567.1
Inventories	3,414.8	3,261.6	3,352.5
Derivative financial instrument	2.4
Assets held for sale	49.3
Other	42.0	21.0	60.2
Total current assets	4,638.4	4,259.6	4,856.5
Non-current assets
Receivables	17.3	17.6	19.0
Investments	137.7	144.9	143.7
Property, plant and equipment	3,663.8	3,487.8	3,184.6
Investment properties	9.6	9.6	20.8
Deferred tax assets	472.6	449.0	399.0
Intangibles	825.1	803.3	681.4
Other	56.5	52.0	42.2
Total non-current assets	5,182.6	4,964.2	4,490.7
Total assets	9,821.0	9,223.8	9,347.2
Current liabilities
Payables	3,275.5	3,018.8	2,956.5
Interest bearing liabilities	217.0	216.0	617.9
Tax liabilities	126.2	127.3	140.5
Provisions	625.0	600.8	579.1
Total current liabilities	4,243.7	3,962.9	4,294.0
Non-current liabilities
Interest bearing liabilities	1,205.0	1,213.3	345.2
Deferred tax liabilities	97.2	103.0	105.1
Provisions	304.1	317.9	291.1
Other	215.4	211.6	200.5
Total non-current liabilities	1,821.7	1,845.8	941.9
Total liabilities	6,065.4	5,808.7	5,235.9
Net assets	3,755.6	3,415.1	4,111.3
Equity
Contributed equity	2,162.3	2,083.6	2,396.5
Reserves	392.0	384.0	367.4
Retained profits	1,201.3	947.5	1,347.4
Total equity	3,755.6	3,415.1	4,111.3
Consolidated Statement of Changes in Equity For the 26 weeks ended 29 January 2006
	Attributable to Equity Holders
	Share Capital		Equity Compensation Reserve $m (i)	General Reserves $m (ii)	Foreign Currency Reserve $m (iii)	Hedge Reserve $m (iv)	Retained Profits $m	TOTAL $m
	Ordinary $m	Preference $m

At 31 July 2005	(2,083.6)		10.8	(395.3)	0.5	0.0	(947.5)	(3,415.1)
Adjustment on adoption of AASB 132 and AASB139, net of tax						(6.0)	20.7	14.7
Movement in foreign exchange					(0.2)			(0.2)
Movement in hedge reserve						4.1		4.1
Net income recognised directly in equity					(0.2)	(1.9)	20.7	18.6
Profit							(484.5)	(484.5)
Total recognised income and expense for the year					(0.2)	(1.9)	(463.8)	(465.9)
Issue of share capital	(78.7)							(78.7)
Share-based payments			(5.9)					(5.9)
Equity dividends							210.0	210.0
At 29 January 2006	(2,162.3)		4.9	(395.3)	0.3	(1.9)	(1,201.3)	(3,755.6)

At 25 July 2004	(1,626.1)	(680.6)	31.5	(395.3)			(1,114.3)	(3,784.8)
Movement in foreign exchange					(0.8)			(0.8)
Net income recognised directly in equity					(0.8)			(0.8)
Profit							(438.5)	(438.5)
Total recognised income and expense for the year					(0.8)		(438.5)	(439.3)
Issue of share capital	(89.8)							(89.8)
Share-based payments			(2.8)					(2.8)
Equity dividends							205.4	205.4
At 23 January 2005	(1,715.9)	(680.6)	28.7	(395.3)	(0.8)		(1,347.4)	(4,111.3)

(i) Equity compensation reserve

The equity compensation reserve includes shares held by the Employee Share Plan Trust and the amortised value of options and performance rights granted to employees.

(ii) General reserve

Under A-IFRS transitional rules, the foreign currency translation reserve on transition to A-IFRS has been transferred to the general reserve.

In addition, under A-IFRS the asset revaluation reserve will no longer be required, and hence has been transferred to the general reserve.

(iii) Foreign currency reserve

The foreign currency translation reserve includes foreign currency translation differences on translation of foreign operations post transition to A-IFRS.

(iv) Hedge Reserve

The hedge reserve recognises the gains and losses on outstanding cash flow hedges to the extent that they are effective.
Statement of Cash Flows For the 26 weeks ended 29 January 2006
	January 2006 $m	January 2005 $m
	Inflows/(outflows)
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	20,673.7	19,864.1
Payments to suppliers and employees (inclusive of goods and services tax)	(19,528.7)	(19,102.5)
Distributions received from associated entities	4.5	3.9
Interest received	11.0	14.5
Borrowing costs paid	(56.0)	(33.7)
Income tax paid	(233.2)	(243.5)
Net cash inflow from operating activities	871.3	502.8
Cash flows from investing activities
Payments for property, plant and equipment	(578.2)	(374.9)
Payments for purchase of businesses and controlled entities	(31.9)	(2.0)
Payment for purchase of associated entity	(0.5)	(0.6)
Proceeds on disposal of property, plant and equipment	10.7	13.3
Proceeds on disposal of businesses	2.2	2.8
Proceeds from capital returns on investments	1.1
Payment for purchases of investments		(1.5)
Repayment of loan advanced to other entities	1.3	3.6
Net cash (outflow) from investing activities	(595.3)	(359.3)
Cash flows from financing activities
Proceeds from issue of shares	78.7	89.8
Proceeds from borrowings	3,641.2	623.9
Repayments of borrowings	(3,648.6)	(623.9)
Dividends paid	(210.0)	(205.4)
Net cash (outflow) from financing activities	(138.7)	(115.6)
Net increase in cash held	137.3	27.9
Cash at beginning of the half-year	440.9	841.9
Cash at end of the half-year	578.2	869.8

Reconciliation of net cash inflow from operating activities to net profit is as follows:
Net cash inflow from operating activities	871.3	502.8
Depreciation and amortisation	(264.1)	(251.6)
Changes in assets and liabilities:
Increase in current receivables	19.6	54.2
Increase in inventories	152.6	235.1
Increase in deferred tax assets	23.6	16.5
Increase in other assets	28.3	25.3
(Increase) in trade creditors	(275.9)	(43.9)
(Increase) in other liabilities	(44.6)	(101.6)
Decrease in provision for taxation	1.1	26.9
(Increase) in provisions	(10.4)	(34.3)
Decrease in deferred income tax	5.8	21.2
Net loss on disposal of plant and equipment	(24.3)	(26.0)
Net profit on sale of freehold properties	0.2	1.0
Net profit on sale of businesses and controlled entities	1.3	0.6
Write-down of non-current assets to recoverable amounts	(10.1)	(9.1)
Fair value adjustments to property	11.4	24.1
Capital returns on investments	1.1
Fair value gains on financial instruments	2.2
Non-cash employee benefits expense - share-based payemnts	(4.6)	(2.7)
Net profit	484.5	438.5

Statement of Cash Flows (continued)
Acquisitions

Details of the aggregate cash flows relating to the acquisition of businesses and controlled entities and the assets and liabilities at the date of acquisition are as follows:
	Acquisitions
	2006 $m	2005 $m

Consideration	(31.9)	(2.0)
Cash		-
Receivables	0.3
Inventories	1.1	0.2
Property, plant and equipment	13.6	0.1
Intangibles	17.5	1.7
Payables - current	(0.6)
Net assets acquired	31.9	2.0

Reconciliation of cash flows:

Cash consideration	(31.9)	(2.0)
Cash acquired	-	-
Cash outflow	(31.9)	(2.0)
Significant transactions included in the above table
During the half year to 29 January 2006 the CML Group acquired a hotel business in New South Wales for $17.4 million and 2 hotels in Queensland for $10.8 million.

Reconciliation of cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand, at bank and on short-term deposit, net of bank overdraft. Cash at the end of the half-year as shown in the Statement of Cash Flows is reconciled to the relevant Balance Sheet items as follows:

		January 2006 $m	July 2005 $m	January 2005 $m

Cash assets		578.2	849.0	876.7
Bank overdraft			(7.1)	(6.9)
		578.2	841.9	869.8

Details of major financing facilities

Credit standby facilities - The CML Group has $430.0 million (2005 $430.0 million) of committed facilities of which $430.0 million (2005 $430.0 million) was undrawn at balance date. The facilities have maturity dates ranging between August 2007 and August 2010 (2005 maturity dates ranged between May 2005 and August 2009).

Commercial paper - The CML Group has commercial paper programmes based in Australia and Europe. The programmes are guaranteed by CML and are supported by the credit standby facilities referred to above. At balance date $119.8 million of commercial paper was on issue (2005 $NIL).

Medium term notes - The CML Group has issued medium term notes under a debt issuance programme both domestically and internationally. At balance date $655.6 million (2005 $669.3 million) equivalent of medium term notes were on issue.

Other loans - $350.0 million (2005 $NIL) of domestic bank loans of various maturities were outstanding at balance date.

Dividends
	January 2006 $m	January 2005 $m

Ordinary shares
Final dividend of 17.0 cents (2005 15.0 cents) per fully paid ordinary share paid on 14 November 2005 (2005 8 November 2004). Fully franked at 30% tax rate (2005 30%).	210.0	182.6

Non-redeemable reset convertible preference shares (ReCAPS)
Dividend of $NIL (2005 $3.2589) per share paid in 2006 (2005 30 November 2004). Fully franked at 30% tax rate (2005 30%).		22.8

Total dividends paid	210.0	205.4

Dividends not recognised at half-year end

In addition to the above dividends, since the half-year end the directors have proposed an interim dividend of 19.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the proposed ordinary dividend expected to be paid on 15 May 2006 out of retained profits at 29 January 2006, but not recognized as a liability at year end is $243.4 million.

The interim dividend declared after 29 January 2006 will be fully-franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 July 2006.

The franked portions of the interim dividends recommended after 29 January 2006 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 July 2006.

Franking credits Franking credits of $549.3 million (at 30%) are available for the consolidated entity, and will enable the payment of franked dividends for at least the next year.
Dividend reinvestment plan The dividend reinvestment plan has been suspended. The interim dividend will be paid in cash.

Earnings Per Share
	January 2006	January 2005

Basic earnings per share	39.0 cents	33.8 cents
Diluted earnings per share	38.7 cents	33.5 cents

Weighted average number of shares ('000s) used as the denominator
Weighted average number of shares used as the denominator in calculating basic earnings per share	1,241,977	1,230,334
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,253,020	1,310,700

Reconciliation of earnings used in calculating earnings per share ($m)
Basic earnings per share
Net profit	484.5	438.5
Dividends on ReCAPS		(22.8)
Earnings used in calculating basic earnings per share	484.5	415.7
Diluted earnings per share
Net profit	484.5	438.5
Earnings used in calculating diluted earnings per share	484.5	438.5

Depreciation and Amortisation
	January 2006 $m	January 2005 $m

Depreciation
Freehold buildings	0.5	0.4
Leasehold improvements	25.6	24.7
Plant and equipment	215.8	209.6
	241.9	234.7

Amortisation
Co-branded operating rights	2.6	2.4
Computer software	18.0	13.1
Stamp duty	1.6	1.4
	22.2	16.9

NTA Backing
	January 2006 $	January 2005 $
Net tangible asset backing per ordinary security	2.35	2.22

Interests in Associated Entities
	Investment		Contribution to net profit		Ownership interest
	January 2006 $m	January 2005 $m	January 2006 $m	January 2005 $m	January 2006%	January 2005%	Principal activity	Balance date
Unit Trust CMS General Trust	124.5	111.8	16.1	32.4	50	50	Property ownership	30 June
Partnership Fly Buys Partnership	2.0	2.0			50	50	Loyalty program	31 December
Proprietary company Quids Technology Pty Ltd	-	-			50	50	Software development	30 June

Segment Revenue
	January 2006 $m	January 2005 $m
Food, Fuel & Liquor	12,888.9	12,108.6
Kmart	2,191.3	2,233.1
Officeworks	595.8	575.3
Myer	1,618.6	1,583.3
Megamart	66.5	135.7
Target	1,737.7	1,665.8
Property & Unallocated	33.4	43.1
Sub-total	19,132.2	18,344.9
Interest income	11.4	14.6
Total Revenue	19,143.6	18,359.5

Segment Result
	January 2006 $m	January 2005 $m
Food, Fuel & Liquor	396.8	358.3
Kmart	92.9	90.7
Officeworks	29.5	28.9
Myer	67.9	64.0
Megamart	(16.1)	(19.0)
Target	188.8	148.1
Property & Unallocated[1]	(24.2)	(31.8)
Sub-total	735.6	639.2
Net borrowing costs	(49.5)	(24.1)
Profit from ordinary activities before income tax	686.1	615.1
Income tax expense	(201.6)	(176.6)
Net profit	484.5	438.5

______________________________

1 Includes supply chain strategy costs of $16.5 million in 2005.

Changes in Accounting Policies & Estimates Changes in accounting estimates in the current period Change in accounting estimate for computer software

Effective 1 August 2005, the CML Group changed its accounting estimate with respect to the useful life of major investments of computer software. The previous estimate recognised that computer software had a useful life not exceeding five years irrespective of the size of the investment.

The revised accounting estimate recognises that for major investments of computer software the useful life will not exceed seven years. The remaining computer software projects will continue to have a useful life not exceeding five years. The impact of the change was an increase to profit before tax of $5.5 million for the half-year to 29 January 2006.

Changes in accounting estimates in the previous period Change in accounting policy for concession sales

During 2005, the CML Group changed its accounting policy with respect to concession sales. Under the previous policy the gross value of the transaction was recorded as Sales and the amount paid to the supplier was recorded as Cost of goods sold, resulting in the net amount retained by the CML Group being recorded as Gross profit. Under the revised accounting policy the net amount retained by the CML Group is recorded as Other income. The table below summarizes the impact on sales resulting from this change in accounting policy.

	January 2005 $m
	Unadjusted for Accounting Policy Change	Impact of Accounting Policy Change	Adjusted for Accounting Policy Change
Sales
Food, Fuel & Liquor	12,137.8	(71.0)	12,066.8
Kmart	2,192.8		2,192.8
Officeworks	574.7	(1.5)	573.2
Myer	1,667.0	(107.4)	1,559.6
Megamart	138.2	(2.9)	135.3
Target	1,634.4		1,634.4
Total sales	18,344.9	(182.8)	18,162.1

Contingent Liabilities
Contingent liabilities as at 29 January 2006 were $353.3 million, an increase of $12.0 million since 31 July 2005, mainly associated with bank guarantees.

Events Occurring After Balance Date

Acquisition of Hedley Hotel Group

On 24 February 2006, Coles Myer announced it had acquired the Hedley Hotel Group for $306 million (excluding inventory). At least $79 million of the purchase price will be taken in the form of Coles Myer shares with the balance in cash. The shares will be issued at the market price of Coles Myer shares at the time of completion. It is intended that as part of the Company's capital management program an equivalent number of shares will be bought back on market.

The acquisition is contingent on usual conditions including the regulatory approval.

Myer Sale

On 13 March 2006, Coles Myer announced the sale of the Myer department store business and the freehold property Myer Melbourne is located on, to Newbridge Capital and the Myer Family Company for $1,400 million. The sale is expected to be completed in the next few months subject to certain third party consents. Subject to the finalisation of completion processes, the Company's current best estimate of the result of the disposal of Myer is a net profit of $700 million.

Explanation of Transition to Australian Equivalents to IFRS
(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (A-IFRS)

(a) At the date of transition to A-IFRS: 26 July 2004	Notes	Previous AGAAP $m	Effect of transition to A-IFRS $m	A-IFRS $m
Current assets
Cash		849.0		849.0
Receivables	4(h)	646.7	(127.2)	519.5
Inventories	4(h)	3,032.7	99.0	3,131.7
Other		41.1		41.1
Total current assets		4,569.5	(28.2)	4,541.3
Non-current assets
Receivables	4(b)	50.4	(29.7)	20.7
Investments		112.9		112.9
Property, plant and equipment	4(c),(e),(j)	3,318.2	(179.0)	3,139.2
Investment properties	4(e)	77.5	(52.0)	25.5
Deferred tax assets	4(f)	302.7	79.8	382.5
Intangibles	4(c)	576.1	74.7	650.8
Other	4(i)	30.0	9.4	39.4
Total non-current assets		4,467.8	(96.8)	4,371.0
Total assets		9,037.3	(125.0)	8,912.3
Current liabilities
Payables	4(h)	2,808.6	15.9	2,824.5
Interest bearing liabilities		261.5		261.5
Tax liabilities	4(b)	161.6	5.7	167.3
Provisions	4(i)	570.4	(9.4)	561.0
Total current liabilities		3,802.1	12.2	3,814.3
Non-current liabilities
Interest bearing liabilities		713.4		713.4
Deferred tax liabilities	4(f)	108.4	17.9	126.3
Provisions		281.9		281.9
Other	4(g)	48.3	143.3	191.6
Total non-current liabilities		1,152.0	161.2	1,313.2
Total liabilities		4,954.1	173.4	5,127.5
Net assets		4,083.2	(298.4)	3,784.8
Equity
Contributed equity		2,306.7		2,306.7
Reserves	4(a),(b),(e)	430.2	(66.4)	363.8
Retained profits	4(m)	1,346.3	(232.0)	1,114.3
Total equity		4,083.2	(298.4)	3,784.8
Explanation of Transition to Australian Equivalents to IFRS (continued)
(b) At the end of the last half-year reporting period under previous AGAAP: 23 January 2005
	Notes	Previous AGAAP $m	Effect of transition to A-IFRS $m	A-IFRS $m
Current assets
Cash		876.7		876.7
Receivables	4(h)	624.2	(57.1)	567.1
Inventories	4(h)	3,308.7	43.8	3,352.5
Other		60.2		60.2
Total current assets		4,869.8	(13.3)	4,856.5
Non-current assets
Receivables	4(b)	45.3	(26.3)	19.0
Investments		143.7		143.7
Property, plant and equipment	4(c),(e),(j)	3,386.0	(201.4)	3,184.6
Investment properties	4(e)	72.8	(52.0)	20.8
Deferred tax assets	4(f)	320.2	78.8	399.0
Intangibles	4(c),(d)	569.9	111.5	681.4
Other	4(i)	30.0	12.2	42.2
Total non-current assets		4,567.9	(77.2)	4,490.7
Total assets		9,437.7	(90.5)	9,347.2
Current liabilities
Payables	4(h)	2,933.0	23.5	2,956.5
Interest bearing liabilities		617.9		617.9
Tax liabilities	4(b)	134.8	5.7	140.5
Provisions	4(i)	588.5	(9.4)	579.1
Total current liabilities		4,274.2	19.8	4,294.0
Non-current liabilities
Interest bearing liabilities		345.2		345.2
Deferred tax liabilities	4(f)	83.8	21.3	105.1
Provisions		291.1		291.1
Other	4(g)	49.1	151.4	200.5
Total non-current liabilities		769.2	172.7	941.9
Total liabilities		5,043.4	192.5	5,235.9
Net assets		4,394.3	(283.0)	4,111.3
Equity
Contributed equity		2,396.5		2,396.5
Reserves	4(a),(b),(e)	455.1	(87.7)	367.4
Retained profits	4(m)	1,542.7	(195.3)	1,347.4
Total equity		4,394.3	(283.0)	4,111.3
Explanation of Transition to Australian Equivalents to IFRS (continued)
(c) At the end of the last full year reporting period under previous AGAAP: 31 July 2005
	Notes	Previous AGAAP $m	Effect of transition to A-IFRS $m	A-IFRS $m
Current assets
Cash		440.9		440.9
Receivables	4(h)	677.5	(141.4)	536.1
Inventories	4(h)	3,155.0	106.6	3,261.6
Other		21.0		21.0
Total current assets		4,294.4	(34.8)	4,259.6
Non-current assets
Receivables	4(b)	33.6	(16.0)	17.6
Investments		144.9		144.9
Property, plant and equipment	4(c),(e),(j)	3,711.6	(223.8)	3,487.8
Investment properties	4(e)	145.4	(135.8)	9.6
Deferred tax assets	4(f)	371.3	77.7	449.0
Intangibles	4(c),(d)	610.9	192.4	803.3
Other	4(i)	34.3	17.7	52.0
Total non-current assets		5,052.0	(87.8)	4,964.2
Total assets		9,346.4	(122.6)	9,223.8
Current liabilities
Payables	4(h)	3,001.4	17.4	3,018.8
Interest bearing liabilities		216.0		216.0
Tax liabilities	4(b)	125.2	2.1	127.3
Provisions	4(i)	607.4	(6.6)	600.8
Total current liabilities		3,950.0	12.9	3,962.9
Non-current liabilities
Interest bearing liabilities		1,213.3		1,213.3
Deferred tax liabilities	4(f)	79.1	23.9	103.0
Provisions		317.9		317.9
Other	4(g)	56.1	155.5	211.6
Total non-current liabilities		1,666.4	179.4	1,845.8
Total liabilities		5,616.4	192.3	5,808.7
Net assets		3,730.0	(314.9)	3,415.1
Equity
Contributed equity		2,083.6		2,083.6
Reserves	4(a),(b),(e)	485.7	(101.7)	384.0
Retained profits	4(m)	1,160.7	(213.2)	947.5
Total equity		3,730.0	(314.9)	3,415.1
Explanation of Transition to Australian Equivalents to IFRS (continued)
2. Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (A-IFRS)
(a) Reconciliation of profit for the half-year ended 23 January 2005
	Notes	Previous AGAAP $m	Effect of transition to A-IFRS $m	A-IFRS $m

Sales	4(h)	18,162.1	62.1	18,224.2
Cost of goods sold	4(h)	(13,613.4)	(55.2)	(13,668.6)
Gross profit	4(h)	4,548.7	6.9	4,555.6
Other revenue from the operating activities		48.1		48.1
Other revenue from non-operating activities	4(e),(h)	166.9	(79.7)	87.2
Proceeds from sale of business and property, plant and equipment	4(e)	7.2	(7.2)
Net book value of businesses and property, plant and equipment	4(e)	(35.4)	35.4
Borrowing costs	4(l)	(33.0)	(5.7)	(38.7)
Advertising expenses	4(h)	(257.8)	39.6	(218.2)
Selling and occupancy expenses	4(e),(g),(h)	(3,145.5)	(7.0)	(3,152.5)
Administrative expenses	4(b),(d),(e),(h), (i),(l)	(721.5)	55.1	(666.4)
Profit before ordinary activities before income tax expense		577.7	37.4	615.1
Income tax expense		(173.9)	(2.7)	(176.6)
Net profit		403.8	34.7	438.5
(b) Reconciliation of profit for the year ended 31 July 2005
	Notes	Previous AGAAP $m	Effect of transition to A-IFRS $m	A-IFRS $m

Sales	4(h)	36,185.2	(17.4)	36,167.8
Cost of goods sold	4(h)	(27,286.8)	9.4	(27,277.4)
Gross profit	4(h)	8,898.4	(8.0)	8,890.4
Other revenue from the operating activities		97.3		97.3
Other revenue from non-operating activities	4(e),(h)	304.2	(145.1)	159.1
Proceeds from sale of business and property, plant and equipment	4(e)	20.6	(20.6)
Net book value of businesses and property, plant and equipment	4(e)	(68.1)	68.1
Borrowing costs	4(l)	(74.0)	(11.3)	(85.3)
Advertising expenses	4(h)	(474.5)	66.8	(407.7)
Selling and occupancy expenses	4(e),(g),(h)	(6,299.7)	(13.5)	(6,313.2)
Administrative expenses	4(b),(d),(e),(h), (i),(l)	(1,513.3)	75.9	(1,437.4)
Profit before ordinary activities before income tax expense		890.9	12.3	903.2
Income tax expense		(266.4)	1.1	(265.3)
Net profit		624.5	13.4	637.9
Explanation of Transition to Australian Equivalents to IFRS (continued)
3. Reconciliation of cash flow statement for the year ended 31 July 2005 The adoption of A-IFRS has not resulted in any material adjustments to the cash flow statement.

Notes to the reconciliations

The following notes to the reconciliations describe the significant changes to the Company's accounting policies on adoption of A-IFRS. These notes should be read in conjunction with the annual report for the year ended 31 July 2005, for a description of other accounting policies not effected by the adoption of A-IFRS.

(a) AASB 1 "First time adoption of Australian Equivalents to International Financial Reporting Standards"

Under the transitional rules of AASB 1, CML has elected to reset the foreign currency translation reserve to $NIL. This election has resulted in the transfer of $47.5 million from the foreign currency translation reserve to general reserves.

CML has taken advantage of a number of other exemptions from A-IFRS standards provided by AASB 1 to which reference is made under the analysis of each standard to which each exemption applies.

(b) AASB 2 "Share-based Payment"

On adoption of AASB 2, equity instruments issued to employees will be recognised as an expense over the relevant vesting periods. Under the current accounting policy an expense is not recognised for equity instruments issued.

The expense will be determined with reference to the fair value of the equity instruments issued. The determination of fair value is prescribed by the new standard. Under an optional exemption provided by AASB 1 adopted by CML only those equity instruments granted after 7 November 2002 and vesting after 1 January 2005 are accounted for in this manner.

The Coles Myer Employee Share Plan Trust (the Trust) administers the Company's share based payment plans. Under A-IFRS the results, financial position and cash flows of the Trust will be consolidated into the CML Group.

(i) Impact on the transition balance sheet - as at 25 July 2004

A transitional adjustment of $2.4 million has been recorded against opening retained earnings to reflect the amortisation of these instruments up to 26 July 2004. This adjustment has also resulted in an increase to an equity compensation reserve within Equity. Accordingly, this adjustment has no impact on net assets or total equity.

As a result of the consolidation of the Trust, loans receivable of $29.7 million were eliminated. The loans receivable from employees of $23.1 million and the shares held by the Trust of $12.3 million were included in the equity compensation reserve, reducing equity by $35.4 million. The provision for income tax increased by $5.7 million.

(ii) Impact on the half-year ended 23 January 2005

For the half-year ended 23 January 2005 remuneration expense increased by $2.7 million, resulting in a cumulative credit to the equity compensation reserve of $5.1 million.

As a result of the consolidation of the Trust, as at 23 January 2005 loans receivable of $26.3 million were eliminated, the provision for income tax increased by $5.7 million, and equity was reduced by $33.8 million.

(iii) Impact on the year ended 31 July 2005

For the year ended 31 July 2005 remuneration expense increased by $5.4 million, resulting in a cumulative credit to the equity compensation reserve of $7.8 million.

As a result of the consolidation of the Trust, interest income of $3.6 million was eliminated. As at 31 July 2005 loans receivable of $16.0 million were also eliminated, the provision for income tax increased by $2.1 million, and equity was reduced by $18.6 million.

Explanation of Transition to Australian Equivalents to IFRS (continued)

4. Notes to the reconciliations (continued)

(c) AASB 138 "Intangible Assets"

Under the previous policy CML had recognised liquor licences on acquisition. Under A-IFRS whilst liquor licences meet the definition of separable intangible assets, they are not reliably measurable separate from the acquired business or premises. Therefore on transition the balance of $298.8 million has been transferred to goodwill under transitional provisions contained in AASB 1.

Under the previous policy CML had recognised computer software as property, plant & equipment. Under AASB 138 where computer software is not an integral part of the computer hardware it is required to be recognised as an Intangible Asset.

Impact on the transition balance sheet - as at 25 July 2004

On transition at 25 July 2004 there was a reclassification of $74.7 million from property, plant and equipment to intangibles for computer software.

Impact on the half-year ended 23 January 2005

For the half-year ended 23 January 2005 there was a reclassification of $105.7 million from property, plant and equipment to intangibles for computer software.

Impact on the year ended 31 July 2005

For the end year ended 31 July 2005 there was a reclassification of $152.7 million from property, plant and equipment to intangibles for computer software.

(d) AASB 3 "Business Combinations"

CML has adopted the optional exemption provided by AASB 1 to not re-open acquisition accounting which occurred before the date of transition to A-IFRS. As noted at item (c) above, liquor licenses acquired as part of a business combination are not recognised separately as an intangible. Accordingly, liquor licenses acquired post transition to A-IFRS have been recognised as goodwill or incorporated in property values where relevant.

Under the previous accounting policy goodwill was amortised over the period in which the benefits were expected to arise. Under AASB 3, goodwill is no longer amortised, but instead is subject to impairment testing at each reporting date.

(i) Impact on the transition balance sheet - as at 25 July 2004

On transition to A-IFRS, a deferred tax liability of $16.5 million was recognised for gaming licenses and brand names. Opening retained earnings was reduced accordingly.

(ii) Impact on the half-year ended 23 January 2005

For the half-year ended 23 January 2005 amortisation expense decreased by $5.1 million, with a corresponding increase to the goodwill balance.

(iii) Impact on the year ended 31 July 2005

For the year ended 31 July 2005 amortisation expense decreased by $10.0 million, with a corresponding increase to the goodwill balance.

During the year ended 31 July 2005, the CML Group acquired seven hotels and freehold properties. Under the previous policy liquor licenses were recognised as an intangible asset. Under AASB 138, $48.0 million has not met the criteria for separate recognition as an intangible and has been recorded as goodwill.

In addition, gaming licenses valued at $22.2 million have been recognised separately as an intangible asset. A deferred tax liability of $6.7 million has been recorded, resulting in a corresponding increase to goodwill.

The cumulative impact on intangibles at 31 July 2005 is a decrease in liquor licenses of $347.1 million, an increase in gaming licenses of $22.2 million and an increase in goodwill of $365.0 million.

Explanation of Transition to Australian Equivalents to IFRS (continued)

4. Notes to the reconciliations (continued)

(e) AASB 116 "Property, Plant and Equipment" and AASB 140 "Investment Property"

Under CML's previous accounting policy freehold land and buildings and investment properties were measured at their fair value. Under A-IFRS the Company has elected to measure freehold land and buildings at cost and investment properties at fair value.

Under CML's previous accounting policy fair value increments and decrements, to the extent that they offset a previous increment in the same class of assets, were recorded in the asset revaluation reserve. Under A-IFRS, changes in the fair value of investment properties are recognised in the Income Statement on an asset by asset basis. As a result, under A-IFRS the asset revaluation reserve will no longer be utilised, and it has been transferred to general reserves.

Under CML's previous accounting policy proceeds on sale of non-current assets are to be included as revenue. Under A-IFRS the net profit/(loss) on sale will be disclosed in the Income Statement.

Under AASB 140, a property should be classified as an investment property only where an insignificant portion of a property is held for the Company's own use.

Under AASB 5, where it is highly probable that assets will be sold within twelve months, those assets should be classified as current assets.

(i) Impact on the transition balance sheet - as at 25 July 2004

CML has elected to restate certain freehold properties to their depreciated historical cost on transition. As a result freehold property and the asset revaluation reserve have been reduced by $34.9 million. Other freehold properties have been recorded at their existing AGAAP fair values as deemed cost on transition under an optional election provided by AASB 1.

As a result of the change in definition of an investment property, on transition $52.0 million has been reclassified from investment property to freehold property. On transition, the CML Group increased deferred tax liabilities and reduced opening retained earnings by $5.4 million in relation to tax base differences on buildings.

(ii) Impact on the half-year ended 23 January 2005

For the half-year ended 23 January 2005 profit was increased by $28.8 million to reflect the Company's share of the net increment in the value of property held in the CMS General Trust which is accounted for as an investment. Profit was reduced by $4.7 million as a result of decrements in the value of freehold property.

As a result of the reclassification from investment to freehold property, depreciation expense increased by $0.4 million.

(iii) Impact on the year ended 31 July 2005

During 2005, $83.0 million of property acquisitions were recorded as investment property under the previous policy. Under AASB 140, these properties have been reclassified as freehold property.

For the year ended 31 July 2005, profit was increased by $27.6 million as a result of the net movement in the value of investment property and the CMS General Trust. Profit was reduced by $12.7 million as a result of decrements in the value of freehold property. As a result of the election to measure freehold properties at cost, under the current policy increments recorded in 2005 are not recorded. This has resulted in the reduction in the carrying value of freehold property by $41.2 million, with a corresponding reduction in the asset revaluation reserve.

As a result of the reclassification from investment to freehold property, depreciation expense increased by $0.8 million. As a result of the transitional adjustment to the carrying value of freehold property, profit on disposal of property increased by $0.9 million.

The cumulative impact on the carrying value of property at 31 July 2005 is an increase to freehold property of $58.9 million, a decrease in investment property of $135.0 million, and a decrease in the asset revaluation reserve of $91.0 million.

Explanation of Transition to Australian Equivalents to IFRS (continued)

4. Notes to the reconciliations (continued)

(f) AASB 112 "Income Taxes"

Under the previous accounting policy deferred tax balances were determined using the income statement method. Items were only tax-effected if they were included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes could not be recognised directly in equity.

Under AASB 112, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the Balance Sheet and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

The CML Group will be required to record additional deferred income tax liabilities in relation to tax base differences on buildings, gaming licenses and brand names. These were not required under the income statement approach.

On transition, the CML Group increased deferred income tax liabilities and reduced opening retained earnings by $21.9 million in relation to tax base differences on buildings, gaming licenses and brand names. The tax impact on other items is disclosed separately in this note. The net effect on deferred tax assets is summarised below:

Notes	25 July 2004 $m	23 January 2005 $m	31 July 2005 $m
Leases	(g) 43.0	45.5	46.6
Revenue	(h) 3.2	4.8	3.4
Employee benefits	(i) (2.8)	(5.0)	(4.5)
Impairment of assets	(j) 36.4	33.5	32.2
Increase in deferred tax assets	79.8	78.8	77.7
	Notes	25 July 2004 $m	23 January 2005 $m	31 July 2005 $m
Business combinations	(d)	16.5	16.5	23.2
Property	(e)	5.4	4.6	5.1
Revenue	(h)	(6.8)	(2.6)	(7.2)
Employee benefits	(i)	2.8	2.8	2.8
Increase in deferred tax liability		17.9	21.3	23.9
Financial instruments*	(k)

* Additionally on the adoption of AASB 132 and AASB 139 on 1 August 2005 a deferred tax liability is recognised of $2.6 million

(g) AASB 117 "Leases"

Under the previous accounting policy lease payments on operating leases were expensed as they are incurred. Under AASB 117, where leases include fixed rental increases the lease payments must be expensed on a straight-line basis over the lease term. Under the current interpretation factors such as the time value of money, anticipated inflation, or expected future revenues cannot be used to allocate scheduled rent increases. In the early years of the lease, rental expense will be greater than rental payments, which will result in the accumulation of a liability that will be released to income in the later years of the lease when rental expense is required to be less than rental payments

Under the previous accounting policy lease incentives received from landlords at the inception of leases were deferred and amortised over the period of the lease up to the first market rent review. Under AASB 117 lease incentives are amortised over the lease term. This has resulted in incentives being amortised over a longer period.

Explanation of Transition to Australian Equivalents to IFRS (continued)

4. Notes to the reconciliations (continued)

(i) Impact on the transition balance sheet - as at 25 July 2004

As a result of the change in accounting treatment for fixed rental increases, on transition to A-IFRS the CML Group recognised a liability of $112.0 million, a deferred tax asset of $33.6 million, and opening retained earnings decreased by $78.4 million.

As a result of the change in accounting treatment for lease inducements, on transition to A-IFRS deferred income increased by $31.3 million, deferred tax assets increased by $9.4 million, and opening retained earnings decreased by $21.9 million.

(ii) Impact on the half-year ended 23 January 2005

For the half-year ended 23 January 2005 the liability for fixed rental increments was increased to $118.5 million, resulting in an increase to rental expense of $6.5 million. The deferred tax asset increased by $2.0 million.

As a result of the change in accounting treatment for lease inducements, for the half-year ended 23 January 2005 the cumulative increase to deferred income was $32.9 million, resulting in an increase to rental expense of $1.6 million. Deferred tax assets increased by $0.5 million.

(iii) Impact on the year ended 31 July 2005

For the year ended 31 July 2005 the liability for fixed rental increments was increased to $121.1 million, resulting in an increase to rental expense of $9.0 million. The deferred tax asset increased by $2.7 million.

As a result of the change in accounting treatment for lease inducements, for the year ended 31 July 2005 the cumulative increase to deferred income was $34.4 million, resulting in an increase to rental expense of $3.1 million. Deferred tax assets increased by $0.9 million.

(h) AASB 118 "Revenue"

Under the previous accounting policy, non-merchandise allowances and rebates are recorded as revenue. Under A-IFRS these items have been offset against the related expense.

Under the previous accounting policy "lay by" transactions were recognised at the point of sale. Under AASB 118, lay by transactions are recognised at a later date when the customer satisfies all payment obligations and takes possession of the merchandise.

Under the previous accounting policy, sales were recognised net of sales returns, however, at the reporting date a provision for sales returns was not recorded. Under AASB 118, a provision for sales returns must be recognised.

(i) Impact on the transition balance sheet - as at 25 July 2004

On transition to A-IFRS, all outstanding lay by transactions have been derecognised. Receivables decreased by $127.2 million, inventory increased by $99.0 million, accrued liabilities increased by $5.1 million, and deferred tax liabilities decreased by $6.8 million. The net impact of this was to reduce opening retained earnings by $26.5 million.

On transition to A-IFRS, the CML Group recognised a provision for sales returns of $10.8 million, a deferred tax asset of $3.2 million, and a reduction to opening retained earnings of $7.6 million.

Explanation of Transition to Australian Equivalents to IFRS (continued)

4. Notes to the reconciliations (continued)

(ii) Impact on the half-year ended 23 January 2005

As a result of the derecognition of lay by transactions, as at 23 January 2005 receivables decreased by $57.1 million, inventory increased by $43.8 million, accrued liabilities increased by $7.1 million, and deferred tax liabilities decreased by $2.6 million. For the half-year ended 23 January 2005, sales increased by $74.5 million, and Cost of goods sold increased by $62.1 million.

As a result of the recognition of a sales provision, as at 23 January 2005 accrued liabilities increased by $16.4 million, and deferred tax assets increased by $4.8 million. For the half-year ended 23 January 2005, sales decreased by $12.4 million, and Cost of goods sold decreased by $7.1 million.

(iii) Impact on the year ended 31 July 2005

As a result of the derecognition of lay by transactions, as at 31 July 2005 receivables were decreased by $141.4 million, inventory was increased by $106.6 million, accrued liabilities were increased by $5.9 million, and deferred tax liabilities were reduced by $7.2 million. For the year ended 31 July 2005, sales decreased by $15.9 million, and Cost of goods sold decreased by $8.6 million.

As a result of the recognition of a sales provision, as at 31 July 2005 accrued liabilities increased by $11.5 million, and deferred tax assets increased by $3.4 million. For the year ended 31 July 2005, sales decreased by $1.5 million, and Cost of goods sold decreased by $0.8 million.

(i) AASB 119 "Employee Benefits"

Under the previous accounting policy an asset or liability was not recognised for the actuarially determined surplus or deficit of the defined benefit superannuation plan.

Under AASB 119 net surpluses or deficits that arise within the defined benefit superannuation plan must be recognised as an asset or liability in the Balance Sheet.

Under AASB 119, CML has elected to recognise actuarial gains and losses directly in retained earnings. Other components of superannuation costs have been recognised in the Income Statement.

Under the previous accounting policy, liabilities for annual leave entitlements were accrued at nominal amounts and were not discounted. Under AASB 119, leave entitlements are discounted.

(i) Impact on the transition balance sheet - as at 25 July 2004

An actuarial valuation of the defined benefit superannuation plan has been performed in accordance with AASB 119. On transition to A-IFRS, the CML Group recognised a defined benefit superannuation asset of $9.4 million, a deferred tax liability of $2.8 million, and opening retained earnings increased by $6.6 million.

As a result of the change in accounting treatment for annual leave entitlements, the provision for employee entitlements decreased by $9.4 million, deferred tax assets decreased by $2.8 million, and opening retained earnings increased by $6.6 million.

(ii) Impact on the half-year ended 23 January 2005

For the half-year ended 23 January 2005 the defined benefit superannuation asset increased to $12.2 million, resulting in a reduction in superannuation expense of $2.9 million.

Explanation of Transition to Australian Equivalents to IFRS (continued)

4. Notes to the reconciliations (continued)

(iii) Impact on the year ended 31 July 2005

For the year ended 31 July 2005 the defined benefit superannuation asset increased to $17.7 million, resulting in a reduction in superannuation expense of $5.7 million and an increase to retained earnings of $5.8 million.

As a result of the change in accounting treatment for annual leave entitlements, the cumulative decrease in the provision for employee entitlements was $6.6 million, resulting in an increase in annual leave expense of $2.9 million.

(j) AASB 136 "Impairment of Assets"

Under the previous accounting policy, the cash generating unit (CGU), which determines the level at which asset impairment is assessed, was the brand. In addition an assessment is made of the carrying value of clearly redundant assets using discounted cash-flows. The CML Group's interpretation of AASB 136 is that the CGU, and the level at which impairment is assessed on store assets, is an individual store. Therefore impairment is assessed by comparing the carrying value of store assets to their recoverable amount. Intangible assets, including goodwill, which are not subject to amortisation are tested for impairment annually based on a grouping of CGUs.

(i) Impact on the transition balance sheet - as at 25 July 2004

On transition to A-IFRS the carrying value of plant and equipment decreased by $121.4 million, deferred tax assets increased by $36.4 million, and opening retained earnings decreased by $85.0 million.

(ii) Impact on the half-year ended 23 January 2005

As a result of the change in accounting treatment, at 23 January 2005 the carrying value of plant and equipment decreased by $112.5 million, resulting in a net reduction in expenses of $8.9 million. Deferred tax assets increased by $33.5 million.

(iii) Impact on the year ended 31 July 2005

As a result of the change in accounting treatment, at 31 July 2005 the carrying value of plant and equipment decreased by $109.1 million, resulting in a net reduction in expenses of $12.3 million. Deferred tax assets increased by $32.3 million.

(k) AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement"

CML has adopted the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 August 2005. This allows CML to apply previous AGAAP principles to comparative information of financial instruments within the scope of these standards.

From 1 August 2005 CML will comply with AASB 132 and AASB 139. Under AASB 139 derivative financial instruments will be recorded on the balance sheet and measured at fair value. In the case of cash flow hedges, where hedge effectiveness tests are met, changes in fair value will be recognised directly in equity and recycled through the Income Statement when the underlying hedged item is recorded in the Income Statement. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes are recognised directly in the Income Statement. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Income Statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the Income Statement.

CML had on issue 7,000,000 ReCAPS that were treated as equity. On 12 July 2005 the ReCAPS were converted to ordinary shares. Under AASB 132 the ReCAPS would have been reclassified as debt, and dividends paid would have been recorded as interest expense. AASB 132 and AASB 139 are not applicable until 1 August 2005, accordingly, there is no impact on the treatment of the ReCAPS.

Explanation of Transition to Australian Equivalents to IFRS (continued)

4. Notes to the reconciliations (continued)

(i) Impact on the transition balance sheet - as at 1 August 2005

On transition to A-IFRS the CML Group recognised a derivative financial asset of $8.6 million, a deferred income tax liability of $2.6 million, and a cash flow hedge reserve of $6.0 million. In addition, the CML Group recognised a derivative financial liability of $2.1 million, a deferred tax asset of $0.7 million, and retained earnings was reduced by $1.4 million.

Under the current accounting policy the investment in Agentrics (formerly GNX) was valued at historical cost, with its value being assessed based on the cost savings to the business. Under A-IFRS the investment is carried at fair value, which is determined based on expected future cash flows from dividends and the final sale of the shares. No such cash flows are anticipated. Accordingly, the investment of $19.3 million has been written off against retained earnings at 1 August 2005.

(l) AASB 137 "Provisions, Contingent Liabilities and Contingent Assets"

Under the current accounting policy long term provisions are calculated annually and the movement is taken to the respective related expense. Under AASB 137, where discounting is used, the carrying amount of a provision increases each period to reflect the passage of time. This increase is recognised as a borrowing cost.

Impact on the half-year ended 23 January 2005

For the half-year ended 23 January 2005 an expense of $5.7million was reclassified as a borrowing cost rather than as an administrative expense.

Impact on the year ended 31 July 2005

For the year ended 31 July 2005 an expense of $11.3 million was classified as a borrowing cost rather than as an administrative expense.

(m) Retained Earnings

The effect on retained earnings of the changes set out above are as follows:

	Notes	25 July 2004 $m	23 January 2005 $m	31 July 2005 $m
Share based payments	(b)	2.4	5.1	7.8
Business combinations	(d)		(5.1)	(10.0)
Property	(e)		(23.7)	(15.0)
Income taxes	(f)	21.9	21.0	20.4
Leases	(g)	100.3	105.9	108.7
Revenue	(h)	34.1	29.7	41.4
Employee benefits	(i)	(13.2)	(15.2)	(17.0)
Impairment of assets	(j)	85.0	79.0	76.9
Other		1.5	(1.4)
Impact on retained earnings		232.0	195.3	213.2
Financial instruments *	(k)			(20.7)

* Additionally, on the adoption of AASB 132 and AASB 139 on 1 August 2005 there was a reduction in retained earnings of $20.7 million.

Directors' Report

The directors present their report for the 26 weeks ended 29 January 2006.

Directors

The names of the directors in office at the date of this report are:

Richard Allert, AM Chairman

John Fletcher Managing Director and Chief Executive Officer

Patricia Akopiantz Non-executive Director

Keith Barton Non-executive Director

William Gurry, AO Non-executive Director

Anthony Hodgson Non-executive Director

Belinda Hutchinson Non-executive Director

Sandra McPhee Non-executive Director

Martyn Myer Non-executive Director

Michael Wemms Non-executive Director

The above directors each held office during and since the end of the period, with the exception of Belinda Hutchinson who was appointed on 23 September 2005.

Review of operations

The results of the operations of the CML Group during the period are reviewed on pages 1 to 14.

Auditor's independence declaration

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 40.

Rounding of amounts

CML is a company of the kind referred to in the Australian Securities & Investments Commission Class Order 98/0100 dated 10 July 1998. As a result, amounts in the accompanying financial report have, where appropriate, been rounded to the nearest one hundred thousand dollars except where otherwise indicated.

Directors' Declaration

The directors declare that the financial statements and the notes set out on pages 15 to 38 are in accordance with the Corporations Act 2001, including:

complying with the Accounting Standards and the Corporations Regulations 2001; and

giving a true and fair view of the CML Group's financial position at 29 January 2006 and its performance for the 26 weeks ended on that date.

The directors further declare that in their opinion there are reasonable grounds to believe that CML will be able to pay its debts as and when they become due and payable.

The directors have elected to adopt AASB 119: "Employee Benefits" early for the half-year ended 29 January 2006 in accordance with the subsection 334(5) of the Corporations Act 2001.

This directors' report and declaration are made in accordance with a resolution of the directors.
John Fletcher Managing Director and Chief Executive Officer Melbourne, 20 March 2006

Auditor's Independence Declaration

As lead auditor for the review of Coles Myer Ltd. for the half ended 29 January 2006, I declare that to the best of my knowledge and belief, there have been:

no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Coles Myer Ltd. and the entities it controlled during the period.

Dale McKee Melbourne

Partner 20 March 2006

PricewaterhouseCoopers

Independent review report to the members of Coles Myer Ltd.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year report of Coles Myer Ltd.:

does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of the Coles Myer Ltd. (defined below) as at 29 January 2006 and of its performance for the 26 weeks ended on that date, and is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 134: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Scope

The half year report and directors' responsibility

The half year report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Coles Myer Ltd. (the consolidated entity), for the 26 weeks ended 29 January 2006. The consolidated entity comprises both Coles Myer Ltd. (the Company) and the entities it controlled during the 26 weeks ended 29 January 2006.

The directors of the Company are responsible for the preparation and true and fair presentation of the half year report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the half year report.

Review approach

We conducted an independent review in order for the Company to lodge the half year report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the half year report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 134: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

inquiries of company personnel and

analytical procedures applied to financial data.

Our procedures include reading the other information included with the half year report to determine whether it contains any material inconsistencies with the half year report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over half year reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

Dale McKee Melbourne

Partner 20 March 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date March 21, 2006